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ALEX BROWN & SONS LOGO





November 12, 1996

Board of Directors
Edmark Corporation
6727 185th Avenue NE
Redmond, WA  98073

Dear Members of the Board of Directors:


     Edmark Corporation ("Edmark" or the "Company"), International Business Machines Corporation ("IBM") and Indigo Acquisition Corp., a Washington Corporation and a wholly-owned subsidiary of IBM (the "Merger Sub"), propose to enter into an Agreement and Plan of Merger dated as of November 12, 1996 (the "Agreement"). Pursuant to the Agreement, the Merger Sub will commence a tender offer (the "Tender Offer") to purchase all outstanding shares of the common stock, no par value per share (the "Common Stock"), of Edmark at a price of $15.50 per share, net to the seller in cash. The Agreement also provides that following such tender offer, Merger Sub will be merged with and into Edmark (the "Merger"), and that each then outstanding share of Common Stock, other than shares held by IBM or the Company, will be converted into the right to receive $15.50 in cash. You have requested our opinion as to whether the cash consideration to be received by the holders of the Common Stock in the Tender Offer and Merger is fair, from a financial point of view, to such shareholders.

     Alex. Brown & Sons Incorporated ("Alex. Brown"), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Board of Directors of Edmark in connection with the transaction described above and will receive a fee for our services, a portion of which is contingent upon the consummation of the Tender Offer and a portion of which becomes payable upon the delivery of this opinion. Alex. Brown served as the lead-managing underwriter to Edmark in its follow-on offering of Common Stock in August 1995. Alex. Brown maintains a market in the Common Stock of Edmark and regularly publishes research reports regarding the consumer software industry and the businesses and securities of Edmark and other publicly traded companies in the consumer software industry. In the ordinary course of business, Alex. Brown may actively trade the securities of Edmark for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in such securities.







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                                                                ALEX BROWN LOGO



Board of Directors
Edmark Corporation
November 12, 1996
Page Two


     In connection with this opinion, we have reviewed certain publicly available financial information and other information concerning Edmark and certain internal analyses and other information furnished to us by Edmark.
We have also held discussions with the members of the senior management of Edmark regarding the businesses and prospects of the Company. In addition, we have (i) reviewed the reported price and trading activity for the Common Stock of Edmark, (ii) compared certain financial and stock market information for Edmark with similar information for certain companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which we deemed comparable in whole or in part, (iv) reviewed the terms of the Agreement and certain related documents and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

     We have not independently verified the information described above and for purposes of this opinion have assumed the accuracy, completeness and fairness thereof. With respect to the information relating to the prospects of Edmark, we have assumed that such information reflects the best currently available judgments and estimates of the management of Edmark as to the likely future financial performance of Edmark. In addition, we have not made nor been provided with an independent evaluation or appraisal of the assets or liabilities of Edmark, nor have we been furnished with any such evaluations or appraisals, nor have we made any physical inspection of the properties or assets of Edmark. Our opinion is based on market, economic and other conditions as they exist and can be evaluated as of the date of this letter.

     Our opinion expressed herein was prepared for the use of the Board of Directors of the Company and does not constitute a recommendation to any shareholder as to whether such shareholder should tender its Common Stock pursuant to the Tender Offer. We hereby consent to the inclusion of this opinion in its entirety as an exhibit to any filing made with the Securities and Exchange Commission with respect to the Tender Offer and the Merger.

     Based upon, and subject to the foregoing, it is our opinion that, as of the date of this letter, the cash consideration to be received by the holders of the Common Stock in the Tender Offer and Merger is fair, from a financial point of view, to such shareholders.

                                         Very truly yours,

                                         /s/ Alex. Brown & Sons, Incorporated
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                                             Alex. Brown & Sons, Incorporated